Computershare Investor Services Inc. Transfer Agent for Canadian Pacific Railway Limited 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com/cp 123 SAMPLES STREET Security Class 123 SAMPLETOWN SS X9X 9X9 Holder Account Number C1234567890 X X X Proxy Form - Annual and Special Meeting of Shareholders to be held on May 12, 2011 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxy in the space provided (see reverse). This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Proxy Circular. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual, we may require documentation evidencing your power to sign this proxy with signing authority stated. 3. The form of proxy should be signed in the exact manner as the name appears on the proxy. 4. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management. Proxies submitted must be received no less than 24 hours prior to the time fixed for the meeting (or any adjournment thereof) in order to be used at the meeting. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! . . . To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone • Go to the following web site: • You can enroll to receive future securityholder telephone. www.investorvote.com communications electronically by visiting 1-866-732-VOTE (8683) Toll Free www.computershare.com/eDelivery and clicking on “eDelivery Signup”. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. If you choose to vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345

Appointment of Proxy

I/We, being holder(s) of Common Shares of Canadian Pacific Railway Limited hereby appoint: Frederic J. Green, or failing him, Kathryn B. McQuade

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxy with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) and to vote as the proxy sees fit on amendments to such matters and on all other matters that may come before the Annual and Special Meeting of Shareholders of Canadian Pacific Railway Limited to be held at The Fairmont Palliser, 133 - 9th Ave. SW, Calgary, Alberta on Thursday, May 12, 2011 at 9:00 AM (Mountain Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. Appointment of Auditor as named in the Management Proxy Circular	☐	☐

Fold

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. John E. Cleghorn	☐	☐	02. Tim W. Faithfull	☐	☐	03. Richard L. George	☐	☐
04. Frederic J. Green	☐	☐	05. Krystyna T. Hoeg	☐	☐	06. Richard C. Kelly	☐	☐
07. The Hon. John P. Manley	☐	☐	08. Linda J. Morgan	☐	☐	09. Madeleine Paquin	☐	☐
10. Michael E. J. Phelps	☐	☐	11. Roger Phillips	☐	☐	12. David W. Raisbeck	☐	☐
13. Hartley T. Richardson	☐	☐						

	For	Against
3. Approval of the amendment, restatement and reconfirmation of the Shareholder Rights Plan as described in the Management Proxy Circular.	☐	☐
4. Approval of amendments to the Management Stock Option Incentive Plan as described in the Management Proxy Circular.	☐	☐
5. Advisory vote accepting the Corporation's approach to executive compensation as disclosed in the Management Proxy Circular.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

036766 AR2 CPDQ

00SS5C